ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


05006480


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2005
WASH, D.C.
213

March 4, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

March 2, 2005 – 2004 Tax Information
March 3, 2005 – Announcement of Year End 2004 Financial Results
March 4, 2005 – Announcement of Summer/Fall Hedging Program

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

2004 Tax Information

March 2, 2005

(TSX: AVN.UN)

2004 Canadian Tax Information

The following information is intended to assist individual Canadian unitholders of Advantage Energy Income Fund (the "Fund", or the "Trust") in the preparation of their 2004 T1 Income Tax Return.

Cash distributions in 2004 are 61.67% non-taxable as a Return of Capital with the remaining 38.33% taxable.

Trust units held within an RRSP, RRIF, or DPSP

No amounts are required to be reported on the 2004 T1 Income Tax Return where the Advantage Energy Income Fund trust units are held within an RRSP, RRIF or DPSP.

Trust units held outside of an RRSP, RRIF or DPSP

Unitholders who hold their trust units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions during the calendar year 2004, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent of the Fund, Computershare Investor Services (the "Transfer Agent"), or the Trust.

Registered unitholders of trust units who have received cash distributions during the calendar year 2004 from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income".

The attached Schedule includes supplementary information on the taxable portion of the 2004 cash distributions shown on a per unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the unitholders must be reported by the unitholders in their 2004 Income Tax Return.

Accordingly, the taxable amount of cash distributions received from January 1, 2004 up to and including December 31, 2004 are included in your "T3 Supplementary". The deadline for mailing all T3 Supplementary Information slips as required by Revenue Canada is March 31, 2005.

Adjusted Cost Base for Capital Gains

Holders of trust units are required to reduce the Adjusted Cost Base of their units by an amount equal to the cumulative cash received from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust units if the trust units are held as a capital property by the owner.

Schedule 1

Advantage Energy Income Fund

2004 – T3 Information

For the period ended	Record date	Payment date	Amount per Unit Total distribution paid	Taxable Portion (38.33%)	Return of Capital Portion (61.67%)
January 31, 2004	January 30, 2004	February 17, 2004	$ 0.23	$ 0.088	$ 0.142
February 29, 2004	February 27, 2004	March 15, 2004	$ 0.23	$ 0.088	$ 0.142
March 31, 2004	March 31, 2004	April 15, 2004	$ 0.23	$ 0.088	$ 0.142
April 30, 2004	April 30, 2004	May 17, 2004	$ 0.23	$ 0.088	$ 0.142
May 31, 2004	May 31, 2004	June 15, 2004	$ 0.23	$ 0.088	$ 0.142
June 30, 2004	June 30, 2004	July 15, 2004	$ 0.23	$ 0.088	$ 0.142
July 31, 2004	July 30, 2004	August 16, 2004	$ 0.23	$ 0.088	$ 0.142
August 31, 2004	August 31, 2004	September 15, 2004	$ 0.23	$ 0.088	$ 0.142
September 30, 2004	September 30, 2004	October 15, 2004	$ 0.23	$ 0.088	$ 0.142
October 31, 2004	October 29, 2004	November 15, 2004	$ 0.25	$ 0.096	$ 0.154
November 30, 2004	November 30, 2004	December 15, 2004	$ 0.25	$ 0.096	$ 0.154
December 31, 2004	December 31, 2004	January 17, 2005	$ 0.25	$ 0.096	$ 0.154
Total			**$ 2.82**	**$ 1.080**	**$ 1.740**

2004 U.S. Tax Information

Summary of U.S. Tax Information

The information that follows is being provided to assist U.S. individual Unitholders of Advantage Energy Income Fund ("Advantage") in reporting distributions received from Advantage on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for the calendar year 2004.

Advantage Units held outside of a Qualified Retirement Plan

In consultation with U.S. tax advisors, Advantage believes that it should be treated as a corporation and its units as equity under U.S. tax law. Therefore, the portion of the Trust's distributions paid during the year that is considered a dividend should be considered a "qualified dividend" for U.S. federal income tax purposes and should be reported on Line 9(b) of the IRS Form 1040 unless the fact situation of the U.S. individual Unitholder determines otherwise. Page 20 of the IRS 2004 Form 1040 instruction booklet provides examples of individual situations where the dividends would not be "Qualified Dividends". Where the dividends are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B Part II – Ordinary Dividends and Line 9(a) of your IRS Form 1040.

For 2004, dividends received by U.S. individual Unitholders are 57.17% non-taxable with the remaining 42.83% being taxable as a "qualified dividend". For the non-taxable portion of distributions you must reduce your cost (or other tax basis) by this amount for calculating your gain or loss on sale of your Advantage units. If the amount of "Non-Taxable Return of Capital" exceeds your cost (or other basis), report the excess as a capital gain.

U.S. Unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Foreign taxes which have been withheld from your distributions (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld in 2004 should be available through your broker of other intermediary and is not provided by Advantage. Canadian tax withheld on the non-taxable portion of the distribution (as computed under Canadian tax principles) should be claimed as a refund from the Canadian Revenue Agency no later than two years after the calendar year in which the distribution was paid and should not be claimed as a deduction or credit against your U.S. tax liability.

Advantage Units held within a Qualified Retirement Plan

There should be no amount that is required to be reported on an IRS Form 1040 where the Advantage Trust units are held in a Qualified Retirement Plan.

Conflicting or Incomplete Advice

If you are a U.S. resident individual who holds units of Advantage, you may have received conflicting or incomplete advice about the U.S. tax treatment of dividends received from the income trust, and specifically whether the dividends qualify to be taxed in the U.S. at the reduced rates applying to long-term capital gains (i.e., up to 15%). Even if a brokerage firm or other entity has reported that the dividends should be treated as ordinary dividends, you should confirm with your tax adviser to see if the distributions nevertheless qualify for the reduced tax rate on "qualifying dividends" for U.S. tax purposes.

Background

Under U.S. tax rules enacted on May 28, 2003, "qualified dividends" paid to U.S.-resident individual shareholders may be taxed at the reduced long-term capital gains tax rates if the dividends are received from either domestic (U.S.) corporations or corporations that meet the definition of "qualified foreign corporation" in the U.S. Internal Revenue Code (IRC).

The IRS subsequently issued two notices (2003-71 and 2004-79) setting out guidelines and simplified procedures for brokerage firms and other intermediaries to assist them in reporting to their clients on Forms 1099-DIV as to whether foreign entities are "qualified foreign corporations" for these purposes. The simplified procedures are general rules of thumb: they are not sufficiently comprehensive to cover all situations and entities that meet the IRC's detailed definition of "qualifying foreign corporation".

Form 1099-DIV treatment of dividend not necessarily the same for investors

In its two notices, the IRS clearly states that there may be differences in how brokers and other intermediaries must report the distributions on Forms 1099-DIV under the simplified procedures and how investors are allowed to treat the distributions for U.S. individual income tax purposes.

So even though a brokerage firm or other intermediary following the IRS's simplified procedures may have had to report distributions from a Canadian income trust as ordinary dividends, the income trust may in fact satisfy the tests in the U.S. law to be considered a "qualified foreign corporation" (and thus its distributions may well be "qualified dividends").

Database of "qualifying foreign corporations" based on simplified procedures

In addition to confusion caused by the Form 1099-DIV reporting, there is a common misperception that all "qualifying foreign corporations" must be listed as such on an unofficial database of foreign entities established by several U.S. brokerage firms.

Securities firms and mutual funds subscribing to the database have been advised that the determination of "qualified foreign corporation" status for purposes of the database listing is based solely on the IRS's simplified procedures. Foreign entities not currently listed in the database may still be "qualified foreign corporations" if they meet the detailed requirements set out in the IRC.

The information in this release is not meant to be an exhaustive discussion of all possible U.S. income tax considerations, but a general guideline and is not intended to be legal or tax advise to any particular holder or potential holder of Advantage units. Holders or potential holders of Advantage units should consult their own tax advisors as to their particular tax consequences of holding Advantage units. Advantage has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

Advantage Announces Year Ended December 31, 2004 Financial Results

March 3, 2005

(TSX : AVN.UN)

CALGARY, ALBERTA, March 3, 2005 – Advantage Energy Income Fund ("Advantage" or "the Fund") (TSX: AVN.UN) is pleased to announce its financial results for the year ended December 31, 2004.

A conference call will be held on Monday, March 7, 2005 at 9:00 a.m. MST (11:00 a.m. EST). The conference call can be accessed toll-free at **1-877-407-9205**. A replay of the call will be available from approximately 2:00 p.m. EST on Monday March 7 until approximately midnight, March 14, 2005 and can be accessed by dialling toll free **1-877-660-6853**. The account number is **1628**, conference ID number **139674** (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

2004 Highlights

- Production increased by 37% to 16,949 boe/d. Natural gas production volumes increased by 34% during the year averaging 77.2 mmcf/d with crude oil and NGLs production rising by 48% to 4,084 bbls/d.
- Proved plus probable reserves increased 56%. The net reserve additions for the year were 36.8 mmboe with a net cost for finding, development and acquisitions of $13.12 per boe (excluding future development capital).
- The Fund drilled 165.7 net wells (211 gross) during 2004 achieving a success rate of approximately 91%. The net reserve additions from development activities were 8.2 mmboe with a net cost of $13.18 per boe (excluding future development capital) which replaced 116% of production.
- The Fund acquired a package of oil and natural gas properties from Anadarko Canada Corporation for $179.1 million which closed on September 15, 2004. Highlights of this purchase include 13.9 mmboe of proven and probable reserves at $12.89 per boe (net of land and seismic valuation), full tax pools, and significant low risk drilling opportunities.
- The Fund closed the acquisition of Defiant Energy Corporation for total consideration of $200.3 million on December 21, 2004. Highlights of this purchase include 15.2 mmboe of proven and probable reserves at $12.60 per boe (net of land and seismic valuation), exceptional netback properties with a reserve life index exceeding 12 years, and highly concentrated core areas within close proximity to existing Advantage operations.

Cash Distributions

- Cash available for distribution for the year ended December 31, 2004 was $3.05 per Unit, comparable to the $3.09 per Unit for 2003. Cash distributions paid to Unitholders were $2.82 per Unit representing an increase of 4% and a payout ratio of 93%. The balance, or $8.8 million, was retained to partially fund capital expenditures.
- Advantage distributed $0.23 per Unit per month for the 20 month period from February 2003 to September 2004. The Fund increased distributions to $0.25 per Unit commencing October 2004 and further increased distributions to $0.28 per Unit for the month of January 2005.

Financial and Operating Highlights

	Three months ended Dec. 31, 2004	Three months ended Dec. 31, 2003	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003
Financial ($000)				
Revenue before royalties	$ 76,742	$ 43,479	$ 241,481	$ 166,075
per Unit [(1)]	$ 1.67	$ 1.31	$ 5.88	$ 5.44
per boe	$ 39.96	$ 34.76	$ 38.92	$ 36.81
Cash flow from operations	$ 37,966	$ 25,522	$ 135,179	$ 99,440
per Unit [(1)]	$ 0.83	$ 0.77	$ 3.29	$ 3.26
per boe	$ 19.76	$ 20.41	$ 21.79	$ 22.05
Cash available for distribution [(3)]	$ 34,811	$ 24,126	$ 126,478	$ 94,735
per Unit [(2)]	$ 0.75	$ 0.72	$ 3.05	$ 3.09
Net income (loss)	$ 8,627	$ (1,866)	$ 34,463	$ 44,024
per Unit [(1)]	$ 0.12	$ (0.18)	$ 0.63	$ 1.29
Cash distributions	$ 35,207	$ 22,905	$ 117,654	$ 83,382
per Unit [(2)]	$ 0.75	$ 0.69	$ 2.82	$ 2.71
Payout ratio	101%	95%	93%	88%
Working capital deficit			$ 39,838	$ 27,551
Bank debt			$ 267,054	$ 102,968
Convertible debentures			$ 148,450	$ 99,984
Operating				
Production				
Natural gas (mcf/d)	84,336	65,280	77,188	57,631
Crude oil and NGLs (bbls/d)	6,815	2,714	4,084	2,756
Boe/d (6:1)	20,871	13,594	16,949	12,361
Average prices (including hedging)				
Natural gas ($/mcf)	$ 6.09	$ 5.76	$ 6.08	$ 6.07
Crude oil & NGLs ($/bbl)	$ 47.05	$ 35.67	$ 46.58	$ 38.14
Proved plus probable reserves (mboe)				
Natural gas (bcf)			293.9	237.4
Crude oil & NGLs (mbbls)			33,960	13,697
Total mboe			82,951	53,271
Supplemental (000)				
Trust Units outstanding - end of year			49,675	36,717
Trust Units issuable				
Convertible Debentures			7,602	6,155
Exchangeable Shares			1,450	-
Trust Units outstanding and issuable - end of year			58,727	42,872
Weighted average Units	45,961	33,089	41,052	30,536

(1) based on weighted average number of Trust Units outstanding
(2) based on number of Trust Units outstanding at each cash distribution date
(3) cash flow from operations less interest on convertible debentures

Management's Discussion & Analysis

The following Management's Discussion and Analysis ("MD & A"), dated as of February 22, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") for the year ended December 31, 2004 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Cash Distributions

Total cash distributions to Unitholders for the year ended December 31, 2004 amounted to $117.7 million or $2.82 per Unit. This represents a 41% increase over 2003 cash distributions which amounted to $83.4 million or $2.71 per Unit. Cash distributions in the fourth quarter of 2004 amounted to $35.2 million or $0.75 per Unit. Since inception, the Fund has distributed $270.0 million or $8.71 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2004 Monthly Distributions

Cash distributions to Unitholders were declared as follows:

Period ended	Payment date	Distribution per Unit	Taxable amount per Unit (38.33%)	Return of capital per Unit (61.67%)
January 31, 2004	February 17, 2004	$ 0.23	$ 0.088	$ 0.142
February 29, 2004	March 15, 2004	$ 0.23	$ 0.088	$ 0.142
March 31, 2004	April 15, 2004	$ 0.23	$ 0.088	$ 0.142
April 30, 2004	May 17, 2004	$ 0.23	$ 0.088	$ 0.142
May 31, 2004	June 15, 2004	$ 0.23	$ 0.088	$ 0.142
June 30, 2004	July 15, 2004	$ 0.23	$ 0.088	$ 0.142
July 31, 2004	August 16, 2004	$ 0.23	$ 0.088	$ 0.142
August 31, 2004	September 15, 2004	$ 0.23	$ 0.088	$ 0.142
September 30, 2004	October 15, 2004	$ 0.23	$ 0.088	$ 0.142
October 31, 2004	November 15, 2004	$ 0.25	$ 0.096	$ 0.154
November 30, 2004	December 15, 2004	$ 0.25	$ 0.096	$ 0.154
December 31, 2004	January 17, 2005	$ 0.25	$ 0.096	$ 0.154
		$ 2.82	**$ 1.080**	**$ 1.740**

For U.S. holders of Advantage Units the distributions paid in 2004 were 57.17% non-taxable return of capital and 42.83% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

Production

Natural gas production for the year ended December 31, 2004 averaged 77.2 mmcf/d, an increase of 34% over the 57.6 mmcf/d produced in 2003. The growth in gas production over 2003 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets on September 15, 2004. In addition, successful drilling during the year at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that occurred over the year. Natural gas production during the fourth quarter of 2004 averaged 84.3 mmcf/d. On December 21, 2004 Advantage closed the acquisition of Defiant Energy Corporation ("Defiant") which will further increase production volumes for 2005. Advantage exited 2004 producing approximately 93 mmcf/d of natural gas.

Crude oil and NGLs production in 2004 averaged 4,084 bbls/d compared with 2,756 bbls/d produced in 2003. The 48% increase in oil and NGLs production in 2004 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets which was effective September 15, 2004. In addition, production volumes increased as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta. Crude oil and NGL production average 6,815 bbls/d in the fourth quarter of 2004. This increased production reflects a full quarter of production related to the

Anadarko assets acquired. Including the acquisition of Defiant on December 21, 2004 the Fund's 2004 crude oil and NGL's exit production approximated 7,500 bbls/d.

Daily Production

	2004	2003	% Change
Natural gas (mcf/d)	77,188	57,631	34 %
Crude oil & NGLs (bbls/d)	4,084	2,756	48 %
Total (boe/d)	16,949	12,361	37 %

Commodity Prices & Marketing

Natural Gas

Natural gas prices for the year ended December 31, 2004 averaged $6.43/mcf ($6.08/mcf including hedging), compared to $6.30/mcf ($6.07/mcf including hedging) in the year ended December 31, 2003. Advantage's natural gas hedging program resulted in losses of $9.7 million in 2004 or $0.35/mcf compared to $4.8 million of losses or $0.23/mcf in 2003. During the fourth quarter Advantage's natural gas prices averaged $6.64/mcf ($6.09/mcf including hedging) and included $4.3 million of hedging losses. For 2005 the Fund has currently hedged 10.5 mmcf/d for the period January 1 to March 31 at a fixed price of $6.30/mcf. Natural gas prices remained strong throughout 2004 and have traded in a $5.00 to $7.50 per mcf range since the spring of 2003. Recent weakness in natural gas prices is due to reduced heating demand resulting from the extremely mild 2004/2005 winter, causing North American storage levels to be higher than normal. Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists. The price the Fund receives for natural gas is primarily based on the AECO benchmark price with approximately 23% of production sold to aggregators and the remainder sold on the spot market. Advantage's 2004 exit production is weighted approximately 65% towards natural gas.

Average Prices - Natural Gas ($/mcf)

	2004	2003	% Change
Advantage wellhead price	$ 6.43	$ 6.30	2 %
Advantage hedged price	$ 6.08	$ 6.07	0 %
AECO monthly index	$ 6.79	$ 6.67	2 %

Crude Oil

Crude oil and NGLs prices averaged $46.58/bbl in 2004 compared with $38.58/bbl ($38.14/bbl including hedging) in 2003. In the fourth quarter of 2004 crude oil and NGLs prices averaged $47.05/bbl. During 2004 the Fund had no crude oil hedges in place and also currently has no crude oil hedges in place on 2005 production. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong. Factors that affect the continued strength of crude oil prices include (i) supply management by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria and (iii) increased world wide demand particularly in China and India. The price of WTI averaged $US41.43/bbl in 2004 compared to $US31.06/bbl in 2003.

Partially offsetting the strength of WTI oil prices in 2004 was the strength of the Canadian dollar relative to the U.S. dollar. Despite the 33% increase in U.S. denominated WTI crude oil the Fund's realized price only increased by 21% from the previous year due to the Canadian dollar's strength in 2004.

Average Prices - Crude Oil

	2004	2003	% Change
Crude oil & NGLs ($/bbl)	$ 46.58	$ 38.58	21 %
WTI (US$/bbl)	$ 41.43	$ 31.06	33 %
US$/Cdn$ exchange rate	$ 0.77	$ 0.71	8 %

Hedging

The Fund currently has the following hedge contracts in place:

Volume	Effective Period	Price
Natural gas - AECO		
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

At December 31, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $0.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage had no crude oil hedges in place during 2004 and is currently unhedged for 2005. Advantage has not entered into any additional hedges for 2005 at this time, however, the Fund will continue to monitor commodity markets with a view to provide cash flow stability.

Royalties

Total royalties amounted to $47.8 million for the year ended December 31, 2004 or 19.0% of pre-hedged revenue compared with $28.5 million or 16.6% of pre-hedged revenue for the year ended December 31, 2003. Total royalties in the fourth quarter of 2004 amounted to $15.6 million or 19.2% of pre-hedged revenue. Total royalties are significantly higher in 2004 as a result of higher revenues. The increase in Advantage's royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the properties acquired from Anadarko in September 2004 have higher royalty rates than the Advantage properties. The Fund expects the royalty rate to average approximately 21% for 2005.

Royalties

	2004	2003	% Change
Total royalties, net of Alberta Royalty Credit ($000)	$ 47,828	$ 28,491	68 %
per boe	$ 7.71	$ 6.31	22 %
As a percentage of pre-hedging revenue	19.0 %	16.6 %	14 %

Operating Costs

Operating costs for the year ended December 31, 2004 amounted to $38.8 million or $6.26/boe compared with $25.6 million or $5.68/boe for the year ended December 31, 2003. Operating costs in the fourth quarter of 2004 amounted to $13.1 million or $6.81/boe. The increase in operating cost amounts reflects the 37% increase in boe production in 2004. Higher per boe operating costs in 2004 are due to the higher costs associated with the properties acquired from Anadarko in September 2004. In addition, operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2005 to approximate $6.95 per boe.

Operating Costs

	2004	2003	% Change
Operating costs ($000)	$ 38,808	$ 25,618	51 %
per boe	$ 6.26	$ 5.68	10 %

General and Administrative and Management Fees

General and administrative ("G&A") expense for the year ended December 31, 2004 amounted to $3.9 million or $0.62/boe compared with $3.2 million or $0.71/boe for the year ended December 31, 2003. G&A expense was higher in 2004 due to increased staff levels that resulted from the growth of the Fund. G&A expense in the fourth quarter of 2004 amounted to $1.3 million or $0.69/boe.

Management fees for the year ended December 31, 2004 amounted to $2.3 million compared to $1.7 million for the year ended December 31, 2004. On a boe basis, management fees were $0.37/boe compared to $0.37/boe in 2003. Fourth quarter 2004 management fees amounted $0.7 million or $0.38/boe. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2004 the total return of the Fund was 38% (57% return in 2003) based on an opening unit price of $17.83 per unit ($13.07 per unit in 2003), a closing unit price of $21.71 per unit ($17.83 per unit in 2003) and cash distributions of $2.82 per unit for the year ($2.71 per unit in 2003). This 38% return for Unitholders resulted in a performance fee of $21.6 million in 2004 ($19.6 million in 2003). On January 19, 2004 the Fund issued 763,371 Advantage Trust Units plus $5.1 million to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The cash component of the fee payment was used by the Fund Manager to pay income taxes. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

General and Administrative Expenses

	2004	2003	% Change
General and administrative expense ($000)	$ 3,871	$ 3,216	20 %
per boe	$ 0.62	$ 0.71	(13) %
Management fees ($000)	$ 2,323	$ 1,679	38 %
per boe	$ 0.37	$ 0.37	- %
Employees at December 31	77	49	57 %

Interest

Interest expense on bank debt for the year ended December 31, 2004 amounted to $6.4 million comparable to the $6.4 million for the year ended December 31, 2003. Average debt levels were higher in 2004 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2004 was approximately 4.0%.

Cash Netbacks ($/boe)

	2004		2003	
	($000s)	($/boe)	($000s)	($/boe)
Revenue	$ 251,192	$ 40.49	$ 171,277	$ 37.96
Hedging	(9,711)	(1.57)	(5,202)	(1.15)
Royalties	(47,828)	(7.71)	(28,491)	(6.31)
Operating costs	(38,808)	(6.26)	(25,618)	(5.68)
Operating	$ 154,845	$ 24.95	$ 111,966	$ 24.82
General and administrative	(3,871)	(0.62)	(3,216)	(0.71)
Management fees	(2,323)	(0.37)	(1,679)	(0.37)
Interest expense	(6,407)	(1.03)	(6,378)	(1.41)
Taxes	(2,003)	(0.32)	(1,253)	(0.28)
Performance incentive	(5,062)	(0.82)	-	-
Cash flow from operations	$ 135,179	$ 21.79	$ 99,440	$ 22.05
Interest on convertible debentures	(8,701)	(1.40)	(4,705)	(1.04)
Cash available for distribution	$ 126,478	$ 20.39	$ 94,735	$ 21.01

Depletion, Depreciation and Site Restoration

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("D,D&A") provision for 2004 increased to $99.3 million from $54.0 million in 2003. The increased provision in 2004 is the result of higher production volumes and a higher per boe rate. The DD&A rate for the year ended December 31, 2004 was $16.00/boe compared with $11.97/boe in 2003. Included in D,D&A in 2004 is $0.9 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of periods, which resulted in the 2003 D,D&A expense to increase by $0.2 million compared to the previously reported expense.

Taxes

Current taxes paid or payable for the period ending December 31, 2004 primarily represent capital tax and amounted to $2.0 million, compared to $1.3 million expensed in 2003. Capital taxes are based on debt and equity levels of the Trust at the end of the year and are higher in 2004 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next four years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2004 the Fund recognized an income tax recovery of $16.4 million compared to an $18.2 million recovery in 2003. In the first quarter of 2004 the Alberta Government enacted a tax rate reduction of 1%, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2004 the operating company had a future income tax liability balance of $112.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Defiant acquisition, Advantage recorded a future tax liability of $51.5 million.

Capital Expenditures

Capital expenditures including acquisitions for the year ended December 31, 2004 totalled $482.3 million net of property dispositions of $6.5 million compared to $168.6 million net of property dispositions of $6.1 million in 2003. Expenditures on property and equipment in 2004 amounted to $107.9 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at the Fund's Nevis, Medicine Hat, Bantry and Shouldice properties.

Capital Expenditures ($ thousands)

	2004	2003
Land and seismic	$ 3,034	$ 7,502
Drilling, completions and workovers	68,327	47,123
Well equipping and facilities	35,655	21,094
Other	877	157
	$107,893	$ 75,876
Acquisition of MarkWest Resources Canada Corp.	-	97,025
Acquisition of Anadarko Properties	179,115	-
Acquisition of Defiant Energy Corporation*	200,291	-
Property acquisitions	1,530	1,848
Property dispositions	(6,539)	(6,112)
Total capital expenditures	$482,290	$168,637

** represents consideration of $144.1 million plus net debt assumed of $56.2 million*

Acquisitions

Anadarko Property Acquisition

On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $179.1 million. The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.50% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million.

Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant for consideration of $144.2 million. The acquisition was financed through the issuance of 3,666,286 Advantage Trust Units, the issuance of 1,450,030 Exchangeable Shares and cash consideration of $34 million (see note 3(i) to the consolidated financial statements).

Contractual Obligations and Committments

The Trust has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

		Payments due by period			
($ millions)	Total	2005	2006	2007	2008
Building leases	$ 4.7	$ 1.5	$ 1.4	$ 1.3	$ 0.5
Capital leases	$ 10.2	$ 2.1	$ 2.2	$ 4.7	$ 1.2
Pipeline/transportation	$ 4.5	$ 2.6	$ 1.4	$ 0.4	$ 0.1
Total contractual obligations	$ 19.4	$ 6.2	$ 5.0	$ 6.4	$ 1.8

Liquidity and Capital Resources

On September 14, 2004 Advantage issued 3,500,000 Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million and was used to finance the acquisition of the Anadarko properties. On December 21, 2004 Advantage issued 3,666,286 Advantage Trust Units and 1,450,030 Exchangeable Shares to Defiant shareholders as partial consideration related to the acquisition of Defiant. Each Exchangeable Share issued by Advantage Oil & Gas Ltd. is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The remainder of the consideration of $34 million was paid to Defiant shareholders in cash. As at December 31, 2004 the Fund had 49.7 million Trust Units outstanding. On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee. On February 9, 2005 the fund issued 5,250,000 Advantage Trust Units at $21.65 per Unit. Total net proceeds of $107.6 million will be used to pay down debt incurred on the December 2004 acquisition of Defiant, to fund the 2005 capital expenditure program and to pay down bank debt.

As at February 22, 2005, Advantage has 56.6 million Trust Units and 0.6 million Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 0.7 million Trust Units. The Trust also had $147.2 million convertible debentures outstanding at February 22, 2005 that can be immediately converted to 7.5 million Trust Units.

At December 31, 2004 Advantage had bank debt outstanding of $267.1 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $310 million facility consisting of a $300 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2004 Advantage also had a working capital deficiency of $39.8 million. The following table outlines Advantage's sources and uses of funds during 2004.

Sources and Uses of Funds ($ thousands)

Sources of funds	
Cash flow from operations	$ 135,179
Units issued, net of costs	62,465
Debentures issued, net of costs	119,552
Increase in bank debt	119,500
Property dispositions	6,539
	$ 443,235
Uses of funds	
Capital expenditures	$ 107,893
Asset retirement expenditures	673
Acquisition of Defiant	31,254
Property acquisitions	180,645
Distributions paid to Unitholders	113,681
Interest paid to debenture holders	6,951
Increase in working capital and other	2,138
	$ 443,235

Annual Financial Information

The following is a summary of selected financial information of the Fund for the periods indicated.

	For the year ended Dec. 31, 2004	For the year ended Dec. 31, 2003	For the year ended Dec. 31, 2002
Total revenue (before royalties) ($000)	241,481	166,075	97,837
Net income ($000)	34,463	44,024	12,095
Per unit - basic and diluted	0.63	1.29	0.41
Total assets ($000)	1,033,251	581,889	411,849
Long term financial liabilities ($000)	7,606	2,043	-
Cash distributions per unit	2.82	2.71	1.73

Quarterly Performance

($thousands, except per Unit amounts)	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenues	$ 68,521	$ 48,255	$ 44,436	$ 32,227	$ 36,074	$ 34,483	$ 33,144	$ 33,883
Net income (loss)	$ 8,627	$ 7,102	$ 11,762	$ 6,972	$ (1,866)	$ 9,560	$ 20,752	$ 15,578
Net income (loss) per Unit, basic	$ 0.12	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.67	$ 0.50
Net income (loss) per Unit, diluted	$ 0.12	$ 0.13	$ 0.26	$ 0.13	$ (0.18)	$ 0.28	$ 0.64	$ 0.48

The table above highlights the Trust's performance for the fourth quarter of 2004 and also for the preceding seven quarters through 2003. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

Risk Factors

The following is a summary of certain risk factors relating to the business of the Trust.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-

dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage currently has a negligible natural gas hedging program and no crude oil hedges in place. The Trust mitigates risk through closely monitoring the various commodity markets and establishing hedging programs as deemed necessary.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Advantage has credit facilities in the amount of $310 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

Reserves

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of

Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Corporate Governance

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

Financial Reporting and Regulatory Update

During 2004 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

Full Cost Accounting Guideline

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets at December 31, 2004.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004.

Hedging Relationships

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage recorded the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period has been recorded in the income statement on a separate line as unrealized gains/losses.

Stock Based Compensation

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard prospectively commencing in 2004.

Continuous Disclosure Obligations

Commencing in the first quarter of 2004 Advantage was subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

Exchangeable Shares

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchangeable shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

Convertible Debentures

The Trust will adopt new accounting standards concerning Financial Instruments for the 2005 fiscal year. These new accounting standards will require the Trust to include convertible debentures as a component of long-term debt. The related interest expense, currently included as a reduction in accumulated income, will be reclassified as interest expense on the Consolidated Statements of Income. This change will be adopted retroactively.

Outlook

Advantage's cash available for distribution in 2005 will continue to be impacted by the volatility of crude oil and natural gas prices and the $Cdn/$US exchange rate. Advantage will continue to distribute a substantial portion of its cash flow in 2005 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2005, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2005 will be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in 2003 and 2004. Advantage's Board of Directors approved a 2005 capital expenditures budget of $82 million which will include the drilling, completion and tie-in of 70 wells, 32 of which are planned to be drilled at the Fund's Nevis property. In addition, the 2005 budget includes numerous low risk recompletion and workover projects, facility enhancements and land and seismic purchases.

The following table indicates the Fund's cash flow available for distribution sensitivity (prior to hedging) to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2005 based on production of 23,000 boe/d comprised of 93,000 mcf/d of natural gas and 7,500 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Annual Cash flow ($000)	Annual Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 6,500	$ 0.12
Production change of 1,000 mcf/d	$ 1,400	$ 0.02
Crude oil and NGLs		
WTI price change of US$1.00/bbl	$ 2,600	$ 0.05
Production change of 200 bbls/d	$ 2,100	$ 0.04
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 3,500	$ 0.06
1% change in interest rates	$ 2,000	$ 0.04

Non-GAAP Measures

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to

analyze operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com.

Consolidated Financial Statements

Management's Report

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and KPMG LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.

Kelly I. Drader
President & CEO
February 22, 2005

Peter A. Hanrahan
VP Finance & CFO

Auditors' Report

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheets of Advantage Energy Income Fund as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada

February 22, 2005

Consolidated Balance Sheets

(thousands of dollars)

	December 31, 2004	December 31, 2003 (restated - note 2)
Assets		
Current assets		
Accounts receivable	$ 48,961	$ 34,181
Fixed assets (note 4)		
Property and equipment	1,190,552	675,090
Accumulated depletion and depreciation	(253,506)	(155,155)
	937,046	519,935
Goodwill (note 3)	47,244	27,773
	$ 1,033,251	$ 581,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 74,595	$ 52,966
Cash distributions payable to Unitholders	12,419	8,445
Current portion of capital lease obligations (note 6)	1,785	321
Hedging liability (note 10)	214	-
Bank indebtedness (note 5)	267,054	102,968
	356,067	164,700
Capital lease obligations (note 6)	7,606	2,043
Asset retirement obligations (note 7)	17,503	13,892
Future income taxes (note 9)	112,266	77,999
	493,442	258,634
Unitholders' equity		
Unitholders' capital (note 8)	536,047	302,496
Exchangeable shares (note 8)	30,842	-
Convertible debentures (note 8)	148,450	99,984
Contributed surplus (note 8)	1,036	-
Accumulated income	93,451	73,137
Accumulated cash distributions	(270,017)	(152,362)
	539,809	323,255
	$ 1,033,251	$ 581,889

Commitments (note 12)

Subsequent event (note 13)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors:

Rodger A. Tourigny
Director

Kelly I. Drader
Director

Consolidated Statements of Income and Accumulated Income

(thousands of dollars, except for per Unit amounts)

	For the year ended December 31, 2004	For the year ended December 31, 2003 (restated - note 2)
Revenue		
Petroleum and natural gas	$ 241,481	$ 166,075
Unrealized hedging loss (note 10)	(214)	-
Royalties, net of Alberta Royalty Credit	(47,828)	(28,491)
	193,439	137,584
Expenses		
Operating	38,808	25,618
General and administrative	3,871	3,216
Unit-based compensation (note 8)	1,036	-
Management fee (note 1)	2,323	1,679
Performance incentive (note 11)	21,632	19,592
Interest	6,407	6,378
Depletion, depreciation and accretion	99,277	54,027
	173,354	110,510
Income before taxes	20,085	27,074
Future income tax recovery (note 9)	(16,381)	(18,203)
Income and capital taxes (note 9)	2,003	1,253
	(14,378)	(16,950)
Net income	34,463	44,024
Accumulated income, beginning of year as previously reported	72,022	36,581
Effect of change in accounting for asset retirement obligations (note 2)	1,115	1,255
Accumulated income, beginning of year as restated	73,137	37,836
Costs on issuance of convertible debentures	(5,448)	(4,018)
Interest on convertible debentures	(8,701)	(4,705)
Accumulated income, end of year	$ 93,451	$ 73,137
Net income per Trust Unit (note 8)		
Basic and diluted	$ 0.63	$ 1.29

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of dollars)

	For the year ended December 31, 2004	For the year ended December 31, 2003 (restated - note 2)
Operating Activities		
Net income	$ 34,463	$ 44,024
Add (deduct) items not requiring cash:		
Unit-based compensation	1,036	-
Non-cash performance incentive	16,570	19,592
Future income taxes	(16,381)	(18,203)
Unrealized hedging loss	214	-
Depletion, depreciation and accretion	99,277	54,027
Funds from operations	135,179	99,440
Expenditures on asset retirement	(673)	(336)
Changes in non-cash working capital	(2,230)	(975)
Cash provided by operating activities	132,276	98,129
Financing Activities		
Units issued, net of costs	62,465	76,436
Convertible debentures issued, net of costs	119,552	85,982
Interest on convertible debentures	(6,951)	(3,935)
Increase (decrease) in bank debt	119,500	(11,254)
Reduction of capital lease obligations	(321)	-
Cash distributions to Unitholders	(113,681)	(79,815)
Cash provided by financing activities	180,564	67,414
Investing Activities		
Expenditures on property and equipment	(107,893)	(75,876)
Property acquisitions	(180,645)	(1,848)
Property dispositions	6,539	6,112
Acquisition of Defiant Energy Corporation (note 3i)	(31,254)	-
Acquisition of MarkWest Resources Canada Corp. (note 3ii)	-	(97,025)
Changes in non-cash working capital	413	3,094
Cash used in investing activities	(312,840)	(165,543)
Net change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -
Supplementary cash flow information		
Interest paid	$ 6,964	$ 6,414
Taxes paid	$ 1,314	$ 858

see accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2004

All tabular amounts in thousands except for Units and per Unit amounts

1. Business and Structure of the Trust

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Trust Company of Canada as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and a performance incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include a performance incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 11).

2. Summary of Significant Accounting Policies

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Trust and all wholly-owned subsidiaries, including AOG and Defiant Energy Corporation. All intercompany balances and transactions have been eliminated.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and December 31, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Asset Retirement Obligations

The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Asset retirement costs, included in property and equipment	$ 7,137	$ 3,856
Asset retirement obligations	$ 13,892	$ 7,351
Provision for future site restoration	$ (8,451)	$ (5,396)
Future income taxes	$ 581	$ 646
Accumulated income	$ 1,115	$ 1,255

Statement of Income	Year ended December 31, 2003
Accretion expense	$ 515
Depletion and depreciation on asset retirement costs	$ 997
Amortization of estimated future removal and site restoration liability	$ (1,307)
Future taxes	$ (65)
Net income impact	$ (140)
Basic net income per Unit	$ (0.00)
Diluted net income per Unit	$ (0.00)

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement obligation costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

The Fund and its subsidiaries follow the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled.

Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method based on future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date (see note 10).

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Unit-based compensation

The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in note 8. Advantage accounts for its grants under the Plan in accordance with the fair value based method of accounting for stock-based compensation. The exercise price of the rights granted under the Plan is based on the market price at that time and is reduced in future periods by distributions paid on the outstanding Trust Units in accordance with the terms of the Plan.

Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

Exchangeable Shares

The Canadian Institute of Chartered Accountants issued EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC detailed the conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not satisfy the given criteria are shown as non-controlling interest. The Trust's interpretation is that the exchangeable shares issued for the acquisition of Defiant complies with the established criteria and is presented as a component of Unitholders' Equity. However, the Trust is aware that the EIC are reviewing the standard and are considering revisions to improve clarity. The Trust will reassess the accounting and presentation of exchangeable shares when a revision is finalized. Such a change could impact the accounting and presentation of exchangeable shares.

Per Unit amounts

Net income per unit is calculated using the weighted average number of Units outstanding during the year, including Exchangeable Shares. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

Revenue recognition

Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

3. Acquisitions

(i) Defiant Energy Corporation

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $144.2 million. Defiant is a corporation that was engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		
Property and equipment	$	232,750
Goodwill		20,328
Future income taxes		(51,505)
Bank indebtedness		(44,586)
Capital lease obligations		(7,347)
Net working capital (including cash of $4.1 million)		(4,208)
Asset retirement obligations		(1,282)
	$	144,150

Consideration:		
Cash	$	34,000
3,666,286 Trust Units issued		77,982
1,450,030 Exchangeable Shares issued		30,842
1,450,030 Exchangeable Shares issued		30,842
Acquisition costs incurred		1,326
	$	144,150

The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the

acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

(ii) MarkWest Resources Canada Corp.

On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property and equipment	$ 105,573	Cash	$ 96,769
Goodwill	26,916	Acquisition costs incurred	256
Net working capital	(14,027)		$ 97,025
Capital lease obligation	(2,054)		
Future income taxes	(17,635)		
Future site restoration	(1,748)		
	$ 97,025		

(iii) Asset Acquisition

On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

4. Fixed Assets

During the year ended December 31, 2004, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $2,401,000 (2003 - $1,804,000).

Costs of $25,700,000 (2003 - $22,300,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $64,200,000 (2003 - $43,152,000) have been included in costs subject to depletion.

The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted cash flows expected from the production of proved reserves based on the following benchmark prices:

Year	WTI Crude Oil ($US/bbl)	Exchange Rate ($US/$Cdn)	AECO Gas ($Cdn/mmbtu)
2005	$44.29	$0.84	$6.97
2006	$41.60	$0.84	$6.66
2007	$37.09	$0.84	$6.21
2008	$33.46	$0.84	$5.73
2009	$31.84	$0.84	$5.37
Percentage change each year after 2009	1.5%	-	1.5%

Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Trust when performing the ceiling test calculation.

5. Bank Indebtedness

Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provide for a $300 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to

take place in May 2005. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term maturity as to lenders not agreeing to such annual extension. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Trust (and effectively by the Trust to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Trust is in default of such credit facilities or if the amount of the Trust's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the Debentures are also subordinated to indebtedness under the credit facilities and payments under the Debentures are similarly restricted.

At December 31, 2004, the effective interest rate on the outstanding amounts under the facility was approximately 4.0%.

6. Capital Lease Obligations

The Trust has capital leases on a variety of property and equipment. Future minimum lease payments at December 31, 2004 consist of the following:

2005	$ 2,173
2006	2,174
2007	4,672
2008	1,218
	$ 10,237
Less amounts representing interest	(846)
	9,391
Current portion	(1,785)
	$ 7,606

7. Asset Retirement Obligations

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $57.5 million which will be incurred between 2005 to 2055. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Year ended December 31, 2004	Year ended December 31, 2003
Balance, beginning of year	$ 13,892	$ 7,351
Accretion expense	926	515
Liabilities incurred	3,358	6,362
Liabilities settled	(673)	(336)
Balance, end of year	$ 17,503	$ 13,892

8. Unitholders' Equity

(i) Unitholders' Capital

(a) Authorized

Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	28,200,945	$ 161,452
Issued for cash, net of costs	5,100,000	76,136
Issued on conversion of debentures	3,381,261	45,016
Issued on exercise of options	35,000	300
Balance at December 31, 2003	36,717,206	$ 282,904
2003 non-cash performance incentive	1,099,104	19,592
Issued for cash, net of costs	3,500,000	62,207
Issued for acquisition of Defiant, net of costs	3,666,286	77,837
Issued on conversion of debentures	4,637,187	76,534
Issued on exercise of options	55,000	403
Balance at December 31, 2004	49,674,783	$ 519,477
2004 non-cash performance incentive	763,371	16,570
	50,438,154	$ 536,047

On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

On September 15, 2004 Advantage issued 3,500,000 Trust Units at $18.80 per Trust Unit to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

On December 21, 2004 Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see Note 3i).

On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

(c) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders.

The Trust has elected to prospectively adopt amendments to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan.

	Series A		Series B	
	Number	Price	Number	Price
Balance at December 31, 2002	175,000	$ 10.58	-	-
Exercised	(35,000)	-	-	-
Reduction of exercise price	-	(2.71)	-	-
Balance at December 31, 2003	140,000	$ 7.87	-	-
Exercised	(55,000)	-	-	-
Issued	-	-	225,000	$ 18.42
Reduction of exercise price	-	(2.82)	-	(1.67)
Balance at December 31, 2004	85,000	$ 5.05	225,000	$ 16.75

On June 17, 2004 the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right. During the second quarter the Fund recorded a non-cash stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust Unit rights were issued in 2003 and there was no compensation expense recorded.

The Series A Trust Unit rights were issued in 2002 and the Trust was unable to determine the fair value for the rights granted under the Plan at that time. The Trust has disclosed pro forma results as if the Trust followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

Pro Forma Results	2004	2003
		(restated - note 2)
Net income as reported	$ 34,463	$ 44,024
Less compensation expense for rights issued in 2002	701	1,000
Pro Forma net income	$ 33,762	$ 43,024
Net income per Trust Unit - basic and diluted		
As reported	$ 0.63	$ 1.29
Pro Forma	$ 0.61	$ 1.26

(ii) Exchangeable Shares

(a) Authorized

AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares.

(b) Issued

	Number of Shares	Amount
Issued for acquisition of Defiant	1,450,030	$ 30,842
Balance at December 31, 2004	1,450,030	$ 30,842

As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares (see note 3i). Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to one at December 31, 2004 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five day weighted average unit price preceding the record date. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable

Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of exchangeable shares outstanding is less than 100,000, the Trust can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares.

(iii) Convertible Debentures

Interest Rate	Conversion Price per Unit	Maturity Date	Balance at Dec. 31, 2003	Issued	Converted to Trust Units	Balance at Dec. 31, 2004
10.00%	$ 13.30	Nov. 1/07	$ 10,214	$ -	$ 6,090	$ 4,124
9.00%	$ 17.00	Aug. 1/08	30,000	-	18,891	11,109
8.25%	$ 16.50	Feb. 1/09	59,770	-	46,538	13,232
7.75%	$ 21.00	Dec. 1/11	-	50,000	-	50,000
7.50%	$ 20.25	Oct. 1/09	-	75,000	5,015	69,985
			$ 99,984	$ 125,000	$ 76,534	$ 148,450

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures are charged to accumulated income.

On September 15, 2004 Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the year ended December 31, 2004 $76,534,000 debentures were converted resulting in the issuance of 4,637,187 Advantage Trust Units.

(iv) Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2004 of 41,051,888 and 47,126,467 respectively and basic and diluted Trust Units outstanding of 30,536,236 and 34,040,645 respectively for the year ending December 31, 2003. Exchangeable Shares are included within the calculation of basic and diluted weighted average Trust Units outstanding. Net income is reduced by interest on convertible debentures for determination of net income per basic Trust Unit.

9. Income Taxes

The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense and Unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the year ended Dec. 31, 2004	For the year ended Dec. 31, 2003
		(restated - note 2)
Income before taxes	$ 20,085	$ 27,074
Expected income tax expense at statutory rates	6,796	11,047
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	7,537	7,029
Resource allowance	(8,766)	(8,798)
Amounts included in trust income and other	(21,948)	(27,481)
Future income tax recovery	(16,381)	(18,203)
Income and capital taxes	2,003	1,253
	$ (14,378)	$ (16,950)

The components of the future income tax liability at December 31 are as follows:

	2004	2003
		(restated - note 2)
Property and equipment in excess of tax basis	$ 127,130	$ 90,681
Asset retirement obligation	(6,126)	(4,736)
Non-capital tax loss carry forward	(7,356)	(8,327)
Other	(1,382)	381
Future income tax liability	$ 112,266	$ 77,999

The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.

10. Financial Instruments

Financial instruments of the Fund consist of accounts receivable, accounts payable and accrued liabilities, cash distributions payable and capital lease obligations. As at December 31, 2004, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2004 the Fund had the following outstanding hedge contract:

Volume	Effective Period	Price
Natural gas - AECO		
10,450 mcf/d	January 1, 2005 - March 31, 2005	$ 6.30/mcf

As at December 31, 2004 the settlement value of the hedge outstanding was approximately $0.2 million and has been charged to income as an unrealized hedging loss.

11. Performance Incentive

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening and closing Unit prices were $17.83 and $21.71 respectively (2003 opening and closing Unit prices of $13.07 and $17.83 respectively). Cash distribution for the year amounted to $2.82 per Trust Unit (2003 distribution of $2.71 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive. The performance incentive fee for 2004 was $21.6 million ($19.6 million in 2003). On January 19, 2005 the Fund issued 763,371 Advantage Trust Units to satisfy $16.6 million of the performance fee obligation. The remaining balance of the performance fee obligation was settled in cash. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

12. Commitments

Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income are as follows:

2005	$ 1,479
2006	1,355
2007	1,321
2008	541
	$ 4,696

13. Subsequent Event

On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact: Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com



ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

March 3, 2005

Advantage Announces 2005 Summer/Fall Hedging Program

(TSX: AVN.UN)

CALGARY, ALBERTA – Advantage Energy Income Fund *(TSE: AVN.UN)* ("Advantage" or the "Fund") closely monitors commodity prices and has entered into several hedges for the summer/fall months of 2005. Commodity prices have risen in recent weeks to new historic highs for the summer/fall period. The Fund was unhedged entering the spring of 2005 which provided maximum flexibility in realizing the benefits of the current high price environment. The following hedges are exceptional in comparison to historical prices for this period and will provide stability to Unitholders' cash distributions and lock-in high netbacks on production volumes:

Description of Hedge and Term		Volume		Average Price
Natural Gas - AECO				
Fixed price	April to October 2005	34,123 mcf/d		$7.45 Cdn/mcf
Costless collar	April to October 2005	11,374 mcf/d	Floor	$6.86 Cdn/mcf
			Ceiling	$8.18 Cdn/mcf
Costless collar	April to October 2005	11,374 mcf/d	Floor	$7.02 Cdn/mcf
			Ceiling	$8.02 Cdn/mcf
Crude Oil – WTI				
Fixed price	April to September 2005	1,750 bbls/d		$52.11 US/bbl
Costless collar	April to October 2005	1,750 bbls/d	Floor	$47.00 US/bbl
			Ceiling	$56.75 US/bbl

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com